UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     June                               , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	June 24, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
ANNOUNCEMENT
RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF 2008
It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk., abbreviated as PT TELKOM, (hereafter referred to as “the Company”), that the Annual General Meeting of Shareholders (the “AGMS”) of the Company held on June 20, 2008 in Jakarta, approved and decided the following matters:
1.	To approve the Board of Directors’ Annual Report on the Company’s condition and operation for 2007, financial year, the Board of Commissioners’ Supervision Report for 2007, and Annual Report on Partnership and Community Development Program for 2007 financial year.
2.	a.	To approve:
(i)	Company’s Financial Statement which include Balance Sheet and Profit and Loss Statement (Consolidated) for 2007 financial year audited by the Public Accountant Office Haryanto Sahari & Partners (a member firm of Pricewaterhouse Coopers) according to its report No. A00545/DC2/IRT/II/2008 dated 22 May 2008 with “unqualified opinion”.

(ii)	Annual Reports on Partnership & Community Development Program of 2006 financial year which has been audited by the Public Accountant Office Zainal Ariffin according to its report No.086/LAI/08 dated 17 March 2008 with “unqualified opinion”.
b.	Moreover, based on Article 19 paragraph 3 of the Company’s Articles of Association and Ministry of State Owned Enterprise Regulation No. PER.05/MBU/2007 regarding Partnership Program between State Owned Enterprise and Small Scale Business and Community Development, by the approval of the Company’s Annual Report for the 2007 financial year and Annual Report of Partnership and Community Development Program for the 2007 financial year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors and Commissioners, including members of the Board of Directors whose term of office have expired as of the Company’s Extraordinary General Meeting of Shareholders held on 28 February 2007 and members of the Board of Commissioners whose term of office has expired effective as of the Company’s General Meeting of Shareholders held on 29 June 2007 for their management and supervision including management and supervision of Partnership and Community Development Program performed during 2007 financial year, to the extent the actions are not contradict with the prevailing laws and regulations and reflected in the Company’s Annual Report, Financial Statement for 2007 financial year and Annual Report of Partnership and Community Development for 2007 financial year above.
3.	a.	To approve the appropriation of the Company’s net profit for 2007 financial year in the amount of Rp12,857,018,335,808 which will be distributed as follows:
(i)	Cash dividend 55% of net profit or Rp7,071,360,084,694 (including interim dividend in the amount of Rp965,398,167,891 or Rp48.45 per share, to make a total of cash dividend which will be paid is Rp6,105,961,916,803 or minimum of Rp309.4179 (three hundred and nine Rupiah, point four one seven nine) per share based on the number of shares that have been issued (not including the shares that have been bought back by the Company) as of the recording date);

(ii)	Special cash dividend 15% of net profit or Rp1,928,552,750,371;

(iii)	Reserve for other purposes in the amount of Rp3,857,105,500,743 which will be used for the Company’s development.
b.	To approve that the distribution of dividends of 2007 financial year will be conducted on the following conditions:
(i)	those who entitled to receive cash dividend are shareholders whose names are recorded in the Company’s Register of Shareholders as of 16th July 2008 until at 16:00 hours Western Indonesia Standard Time;

(ii)	the dividend shall be paid in one lump sum on 31st July 2008 by offsetting the interim dividends paid in December 2007 of Rp.965,398,167,891.-.
c.	to approve the distribution of special cash dividend for 2007 financial year which will be conducted on the following conditions:

(i)	those who entitled to receive special cash dividend are shareholders whose names are recorded in the Company’s Register of Shareholders as of 14th October 2008 until at 16:00 hours Western Indonesia Standard Time;

(ii)	the dividend shall be paid in one lump sum on 28th October 2008;
d.	the Board of Directors shall be authorized to regulate further the procedure of dividend distribution and to announce the same with due observance of the prevailing laws and regulations;

e.	Partnership and Community Development Program will be adjusted to be corporate social responsibility program (CSR) starting from 16 August 2007 until 31 December 2007, which fund will be taken and funded from the remainder of the Community Development Program for 2007 financial year in the amount of Rp.16,309,826,257 based on Law No. 40 of 2007 regarding Limited Liabilities Company.
4.	To approve the Board of Commissioners’ regarding salary for the Board of Directors and honorarium for the Board of Commissioners for 2008 including tantiem for the Board of Directors and Commissioners for 2007 financial year which have been calculated by the Nomination and Remuneration Committee based on the Company’s financial capacity in consideration of the principles of properness/appropriateness with the following results:
a.	Total honorarium for the Board of Commissioner per month (net) for 2008 financial year is Rp345,000.000, provided that:
(i)	The composition of salary/honorarium for President Director, Director, President Commissioner and Commissioners are the same with the composition of salary/honorarium based on the resolutions of the Annual General Meeting of Shareholders for 2007 financial year held on 29 June 2007;

(ii)	Salary for the Board of Directors and honorarium for the Board of Commissioners shall come into effect from 1 January 2008;

(iii)	Any tax on salary/honorarium shall be borne by the Company according to the prevailing laws and regulations.

(iv)	The Board of Commissioners consist of 1 President Commissioner and 4 Commissioners.
b.	Total tantiem (gross, including tax) for the Board of Directors and Commissioners for 2007 financial year is 0.41% of the net profit, provided that:
(i)	The composition of tantiem for President Director, Director, President Commissioner and Commissioners are the same with the composition of salary/honorarium based on the resolutions of the Annual General Meeting of Shareholders for 2007 financial year held on 29 June 2007;

(ii)	For members of the Board of Directors which effective from 28 February 2007 and member of the Board of Commissioner which effective from 29 June 2007 are no longer hold positions of members of the Board of Directors and Commissioners will be given tantiem according to their expiry term of office and composition that prevail.

(iii)	Any tax incurred for tantiem will be borne by the relevant parties.

(iv)	The composition of tantiem for the Board of Directors and the Board of Commissioners for 2008 financial year will be related to the Company’s performance and development.
c.	Facilities and allowances for members of the Board of Directors and Commissioners for 2008 financial year are the same as those given in 2007 financial year as resolved in the Annual General Meeting of Shareholders dated 29 June 2007.
5.	To approve:
a.	The re-appointment of the Public Accountant Office Haryanto Sahari & Partners (a member firm of Pricewaterhouse Coopers) to conduct an Integrated Audit for 2008 Financial Year, which will cover audit of the Company’s Consolidated Financial Statements and Internal Control Audit on the Financial Statements for 2008 Financial Year.

b.	The granting authority to the Board of Commissioners to appoint a Public Accountant Office which will audit the appropriation of funds for the Partnership and Community Development Program for 2008 financial year.

c.	The granting authority to the Commissioners to appoint a substitute Public Accountant Office and to determine the appointment terms and conditions, if the appointed Public Accountant Office is, for any reason, unable to perform or continue its duties.

d.	The granting authority to the Commissioners to designate any proper amount of audit fee and other terms and conditions of appointment of the relevant Public Accountant Office.
6.	To approve:
a.	Amendment to all provisions of the Company’s Articles of Association in adjustment to Law No. 40 of 2007 regarding Limited Liabilities Company, Law No. 19 of 2003 regarding State Owned Enterprises, Bapepam-LK Regulation No. IX.J.1 regarding Main Provisions of Articles of Association of Companies That Make an Equity Public Offering and Public Companies and to add the Company’s objectives and purposes in connection with Article 3 of the Company’s Articles of Association, which main provisions of the amendments have been described and presented in the AGMS.

b.	Authorization of the Company’s Board of Directors with the right of substitution to re-state the resolution of this AGMS with respect to the amendments to the provisions of the Company’s Articles of Association in a Notarial Deed, with due considerations of main provisions based on concept of amendment of Articles of Association which has been distributed to meeting participants, and further to submit a request of approval and to report to Ministry of Law and Human Rights of the Republic of Indonesia, to register it in Company Register and announce it in the Supplement to the State Gazette, in accordance with the prevailing laws and regulations.
7.	a.	To approve the Company’s Share Buyback Program II on the terms and conditions specified in Disclosure of Information on the Share Buyback Program III announced, disseminated and informed to the Shareholders on 23 May 2008 and 26 May 2008, which contain, among others:
(i)	Total fund to be used for Share Buyback III is in the maximum of Rp3,000,000,000,000;

(ii)	The purchase conducted in Indonesia Stock Exchange and New York Stock Exchange by open market mechanism;

(iii)	The period of share buyback shall be a maximum of eighteen (18) months effective from the date of the AGMS approving the Company’s Share Buyback III;

(iv)	The Company’s plan in respect of the repurchased shares:
1.	To keep the shares bought back as treasury stock, and the Company may resell the treasury stock, if the share price has increased (no approval of RUPS shall be required) or to use the treasury stock in the upcoming program of the Company especially its financing program, with due consideration of the shareholders’ interest and with due observance of the prevailing laws and regulations; or

2.	to conduct a capital reduction with due observance to the Law No. 40 of 2007 regarding Limited Liabilities Company.
b.	To grant authority to the Board of Directors to regulate further the technical implementation of the Company’s Share Buyback Program III.

c.	The Share Buyback Program III shall be executed according to the prevailing laws and regulations with due observance of the principle of good corporate governance and the principle of benefits.

SCHEDULES AND RULES FOR THE DISTRIBUTION OF DIVIDEND
1.	Payment of cash dividend for 2007 financial year Rp7,071,360,084,694 (including interim dividend in the amount of Rp965,398,167,891 or Rp48.45 per share, to make a total of cash dividend which will be paid Rp6,105,961,916,803 or minimum of Rp309.4179 per share based on the number of shares that have been issued (not including the shares that have been bought back by the Company) as of the recording date, shall be distributed as follows:

Recording Date	= 16 July 2008; 16.00 WIB
Regular and Negotiation Market
Cum Dividen	= 11 July 2008
Ex. Dividen	= 14 July 2008
Cash Market
Cum Dividen	= 16 July 2008
Ex. Dividen	= 17 July 2008
Payment Date	= 31 July 2008
2.	Payment of special cash dividend for 2007 financial year Rp1,928,552,750,371 or minimum of Rp.97.7289 per shares based on total shares that have been issued (not including shares that have been bought back by the Company) as of the recording date, shall be distributed as follows:

Recording Date	= 14 October 2008; 16.00 WIB
Regular and Negotiation Market
Cum Dividen	= 9 October 2008
Ex. Dividen	= 10 October 2008
Cash Market
Cum Dividen	= 14 October 2008
Ex. Dividen	= 15 October 2008
Payment Date	= 28 October 2008
3.	For American Depository Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) and refers to Record Date on 16 July 2008 for yearly cash dividend and 14 October 2008 for special cash dividend.

4.	For shareholders whose shares are registered at Collective Deposit in KSEI, cash dividend will be paid through the KSEI and will be distributed to securities companies’ or custodian banks’ account on 31 July 2008 for cash dividend and on 28 October 2008 for special cash dividend. Payment receipt will be delivered to securities companies or custodian banks in which shareholders open their accounts.

5.	For shareholders whose shares are not registered at Collective Deposit in KSEI, the Company will send notice of dividend payment (SPPD) to shareholders’ address.
a.	Cash Dividend will be paid in cash at PT Bank Negara Indonesia (BNI), the nearest branch in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.	The cash dividend will only be transferred by the Company to the shareholders’ bank account if:
—	Cash dividend received at least in the amount of Rp500,000,-

—	The complete transfer request must be delivered at the latest on 16 July 2008 for yearly cash dividend and on 14 October 2008 for special cash dividend to the SAB at PT DATINDO ENTRYCOM, Wisma Diners Club Annex, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220.
6.	The Company will apply Income Tax Deduction in accordance with the tax regulations for the payments of dividend.

7.	In accordance with Circular Letter of the Director General of Tax No. SE-03/PJ.101/1996 dated 29 March 1996 non-Indonesian citizen which country has an Agreement to Avoid Double Taxation (AADT) with Indonesia, must deliver the original or copy of Domicile Letter issued by their origin country legalized by Tax Office for Go Public Companies to PT Datindo Entrycom or PT Kustodian Sentral Efek Indonesia at the late on on 16 July 2008 for yearly cash dividend and on 14 October 2008 for special cash dividend. Without such letter, the dividend paid to those shareholders shall be subject to 20% income tax PPh Article 26.

Bandung, 24 June 2008 The Board of Directors